                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           ALAMOSA PCS HOLDINGS, INC.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
      ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    011593100
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                   SCOTTY HART
                              2425 MARSHALL STREET
                              LUBBOCK, TEXAS 79415
                                 (806) 763-2301
                              (806) 763-2307 (FAX)
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2000
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                          -----------------
CUSIP No. - 011593100                                          Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     South Plains Advanced Communications & Electronics, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     OO, WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
    NUMBER OF           7      SOLE VOTING POWER          0
     SHARES
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY            8      SHARED VOTING POWER        8,769,732
      EACH
    REPORTING      -------------------------------------------------------------
     PERSON             9      SOLE DISPOSITIVE POWER     0
      WITH
                   -------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER   8,769,732

--------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    8,769,732
--------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    14.3%
--------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON

                                    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


---------------------                                          -----------------
CUSIP No. - 011593100                                          Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     South Plains Telephone Cooperative, Inc.
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3  SEC USE ONLY


--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS

     OO, WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
     NUMBER OF           7      SOLE VOTING POWER          0
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY            8      SHARED VOTING POWER        8,769,732
       EACH
     REPORTING      ------------------------------------------------------------
      PERSON             9      SOLE DISPOSITIVE POWER     0
       WITH
                    ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER   8,769,732

--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     8,769,732
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                           [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     14.3%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                                     CO
--------------------------------------------------------------------------------

                                                               -----------------
                                                               Page 4 of 7 Pages
                                                               -----------------


ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Alamosa"). The principal executive offices of Alamosa are located at 4403 Brownfield Highway, Lubbock, Texas 79407.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by South Plains Advanced Communications & Electronics, Inc. ("SPACE") and South Plains Telephone Cooperative ("South Plains," and together with SPACE, the "Reporting Persons"). SPACE is a wholly-owned subsidiary of South Plains. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as
Exhibit 1.

         SPACE is a Texas corporation. The principal business activities of SPACE are to participate in deregulated telecommunications opportunities. South Plains is a Texas corporation. South Plains provides telephone and telecommunications services as a telephone cooperative. The principal business and office address of each of the Reporting Persons is 2425 Marshall Street, Lubbock, Texas 79415.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by SPACE.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been
(1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 3, 2000, SPACE acquired 117,647 shares of Common Stock for $15.8525 per share, the initial public offering price less the underwriting discount, by exercising its right to purchase a portion of up to 10% of the common stock offered to the public in Alamosa's initial public offering of Common Stock (the "10% Shares"). SPACE used working capital and borrowings from an established line of credit with Rural Telephone Finance Cooperative to finance the acquisition of the 10% Shares.

         On February 7, 2000, SPACE acquired an additional 8,652,085 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Texas corporation ("Alamosa-Texas"), with and into its wholly-owned subsidiary, Alamosa. SPACE's shares of

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                                                               Page 5 of 7 Pages
                                                               -----------------

Alamosa-Texas' common stock were exchanged for shares of Common Stock of Alamosa at a ratio of 1:1 (the "Merger Shares").

ITEM 4.  PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

         The Reporting Persons acquired the 10% Shares and the Merger Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

         Mr. Scotty Hart, the General Manager of SPACE and South Plains, currently serves on the board of directors of Alamosa. However, there is no agreement or arrangement among the Reporting Persons and Alamosa or any other person for him to continue to serve as a director of Alamosa.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses of each Reporting Person to Items 7, 8, 9, 10, 11 and 13 on the cover page of this statement and Attachment A hereto relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons share voting and dispositive power as a result of their parent-subsidiary relationships.

         Except as set forth in Item 3 above and Attachment A hereto, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         SPACE and Mr. Hart have each entered into Lockup Agreements with Solomon Smith Barney Inc. on behalf of the underwriters (herein so called), the form of which is attached hereto as Exhibit 2, dated February 2, 2000. The Lockup Agreements provide that those persons will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock of Alamosa, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without prior written consent of Salomon Smith Barney Inc. until July 31, 2000.

                                                               -----------------
                                                               Page 6 of 7 Pages
                                                               -----------------

         Except as set forth above, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit l       Joint Filing Agreement, dated as of February 16, 2000, entered into by and between South Plains Advanced Communications &
                Electronics, Inc. and South Plains Telephone Cooperative, Inc.

Exhibit 2       Form of Lockup Agreement

                                                               -----------------
                                                               Page 7 of 7 Pages
                                                               -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2000


                                   SOUTH PLAINS ADVANCED
                                   COMMUNICATIONS & ELECTRONICS, INC.


                                   By:      /s/ SCOTTY HART
                                            -----------------------------------
                                            Scotty Hart
                                            General Manager


                                   SOUTH PLAINS TELEPHONE
                                   COOPERATIVE, INC.


                                   By:      /s/ SCOTTY HART
                                            -----------------------------------
                                            Scotty Hart
                                            General Manager

                                  ATTACHMENT A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
     SOUTH PLAINS ADVANCED COMMUNICATIONS & ELECTRONICS, INC. ("SPACE") AND
                SOUTH PLAINS TELEPHONE COOPERATIVE, INC. ("SPTC")

-------------------------------------------------------------------------------------------------------------------------------
                                                        PRESENT         AMOUNT                  PRICE
                                                        -------         ------                  -----
                            PRESENT BUSINESS           PRINCIPAL          OF         DATE        PER       TYPE OF
                            ----------------           ---------          --         ----        ---       -------
 NAME AND POSITION               ADDRESS              OCCUPATION      SECURITIES   ACQUIRED     SHARE    TRANSACTION    PLEDGED
 -----------------               -------              ----------      ----------   --------     -----    -----------    -------
-------------------------------------------------------------------------------------------------------------------------------
Scotty Hart(1),            2425 Marshall St.         General Manager  1,300(1),(2) 2-3-00       $17.00    Directed       No
General Manager of         Lubbock, Texas 79415      of SPACE and                                         Shares
SPACE and SPTC                                       SPTC
-------------------------------------------------------------------------------------------------------------------------------
Gary Harrell,              HCO 1, Box 224            Irrigation and   7,500        2-3-00       $17.00    Directed       No
President and              Plainview, Texas 79072    water system                                         Shares
Director of                                          consultant and
SPACE and SPTC                                       farmer
-------------------------------------------------------------------------------------------------------------------------------
Don Mimms,                 3376 N. State Road, #303  Farmer           5,125        2-3-00       $17.00    Directed       No
Vice President and         Levelland, Texas 79336                                                         Shares
Director of SPACE
and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Bill Sides,                Route 1, Box 210          Farmer           1,300        2-3-00       $17.00    Directed       No
Secretary and              Lubbock, Texas 79401                                                           Shares
Director of
SPACE and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Dan Houchin,               Route 1                   Farmer           2,072        2-3-00       $17.00    Directed       No
Treasurer and              Plainview, Texas 79072                                                         Shares
Director of SPACE
and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Lonnie Arthur,             RR 3, Box 170A            Farmer           500          2-3-00       $17.00    Directed       No
Director of SPACE          Floydada, Texas 79235                                                          Shares
and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Kenneth Ehler              Route 6, Box 707W         Farmer           7,000        2-3-00       $17.00    Directed       No
Director of SPACE          Lubbock, Texas 79412                                                           Shares
and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Mike Fillingim             RR 20, Box 370            Farmer           8,500        2-3-00       $17.00    Directed       No
Director of SPACE          Lubbock, Texas 79423                                                           Shares
and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Bryan Patterson,           Route 1, Box 102          Farmer           650          2-3-00       $17.00    Directed       No
Director of SPACE          Amherst, Texas 79312                                                           Shares
and SPTC
-------------------------------------------------------------------------------------------------------------------------------
Steve Smith,               Route 6, Box 601          Farmer           2,000        2-3-00       $17.00    Directed       No
Director of SPACE          Lubbock, Texas 79423                                                           Shares
and SPTC
-------------------------------------------------------------------------------------------------------------------------------

     1 Mr. Hart has the right to acquire 28,000 shares at a price of $17.00 per share pursuant to an option granted under Alamosa's stock option plan. Such option is exercisable immediately and expires on December 9, 2009.

     2 Includes 1,000 shares purchased by Mr. Hart and 300 shares purchased by Lubbock HLH, Ltd., an entity controlled by Mr. Hart.

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1           Joint Filing Agreement, dated as of February 16, 2000, entered into by and between South Plains Advanced Communications &
               Electronics, Inc. and South Plains Telephone Cooperative, Inc.

   2           Form of Lockup Agreement